Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow

Partner

215.963.5000

jsoslow@morganlewis.com

September 24, 2010

VIA EDGAR

Mr. Amit Pande

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Re:	Susquehanna Bancshares, Inc.
Form 10-K/A for the year ended December 31, 2009 Filed March 3, 2010
Form 10-K for the year ended December 31, 2009 Filed March 1, 2010
Form 10-Q for the quarter ended June 30, 2010 Filed August 6, 2010
File Number 000-133872

Dear Mr. Pande:

Reference is made to the Staff of the Division of Corporation Finance’s letter to Mr. Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial Officer of Susquehanna Bancshares, Inc., dated September 17, 2010. This note confirms my September 22, 2010 conversation with you in which you granted Susquehanna an extension of time, to and including October 31, 2010, to respond to the above-referenced letter.

Thank you for your cooperation.

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow

JRS/lt